Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL AND SPECIAL GENERAL MEETING

AND

PROXY STATEMENT

January 17, 2012

ELBIT VISION SYSTEMS LTD.

NOTICE OF
ANNUAL SPECIAL AND GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

January 17, 2012

        Notice is hereby given that an Annual Special and General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on January 17, 2012, at 11:00 a.m. for the following purposes:

1.	To elect four (4) directors for the coming year.

2.
To (i) ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman”) as the independent public accountants of the Company for the year ending December 31, 2010, (ii) approve the appointment of  Brightman as the independent public accountants for the year ending December 31, 2011, and (iii) authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

3.	To reapprove the terms of a Consulting Agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.

4.	To approve an increase in the remuneration terms due to Cyloes Ltd., under the Consulting Agreement, effective October 1, 2011.

5.	To reapprove the terms of a Consulting Agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.

6.	To approve an increase in the remuneration terms due to Yaron Financial Services Ltd., under the Consulting Agreement, effective October 11.

To receive the Company’s Consolidated Balance Sheet at December 31, 2010, and the Consolidated Statement of the Income for the year then ended

Shareholders of record at the close of business on December 16, 2011 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

  Elbit Vision Systems Limited

Date:  December 18, 2011

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

January 17, 2012

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our annual and special general meeting of shareholders (the “Meeting”) to be held on January 17, 2012, or at any adjournment thereof.  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on December 16, 2011. On that date, we had outstanding and entitled to vote 69,652,779 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 20, 2011. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to January 23, 2012, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Each of proposals 1 and 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

Each of proposals 3, 4,5 and 6 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least half of the voting power of those shareholders who do not have a "Personal Interest," (as defined below) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a "Personal Interest" does not exceed 2% of all the voting power in the Company.

A “Personal Interest” of a shareholder in the approval of each of Proposal 3, 4 5 and 6, (i) includes the personal interest in the proposal of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Sam Cohen	44	joined the Company in 2003 and has served as our Chief Executive Officer since 2010. Mr. Cohen was elected to our Board to fill a vacancy in June 2010. In 1993, Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the Company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli companies, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe	35	has served on our Board since June 2010. He has served as our Chief Financial Officer since December 2006, and from 2003 until 2006, Mr. Menashe served as our financial controller. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay	41	has served on our Board since July 2010. Since 2006, Mr. Yanay has served as the chief financial officer of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI). From 2002 until 2006, Mr. Yanay served as the Company's chief financial officer. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel.. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management, in Israel and he is a Certified Public Accountant in Israel

David Hanuka	42	has served on our Board since July 2010. From 2006 until 2009, Mr. Hanuka served as the VP, Research and Development of Vision Sciences, Inc. (NasdaqCM: VSCI), a company specializing in the development and manufacture of video endoscope medical devices using imaging technology. From 2003 until 2006, Mr. Hanuka was engaged by CByond Ltd., as its chief operations officer and research and development project manager. From 2000 until 2003, Mr. Hanuka served as research and development project manager and systems engineer at 3DV Systems Ltd. From 1987 until 2000, Mr. Hanuka served in the Israeli navy in various posts, including as a combat ship commander and research and development projects leader. Mr. Hanuka holds a Bachelor of Science degree from Ben-Gurion University and an MBA from the University of Haifa.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay and David Hanuka to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the years ending December 31, 2010 and December 31, 2011.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to (i) ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman”) as the independent public accountants of the Company for the year ending December 31, 2010, (ii) approve the appointment of  Brightman as the independent public accountants for the year ending December 31, 2011, and (iii) authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The approval of Resolution 2, requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2010 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2010 (“Annual Report”), including the Company's 2010 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company's offices during normal business hours or as part of the Company’s Annual Report filed on the SEC website: www.sec.gov.

The Company's financial officer and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Israeli Companies Law, 1999 (the “Law”) you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company's financial officer and independent public accountants.

PROPOSAL 3 OF THE MEETING

APPROVAL OF TERMS OF CONSULTING AGREEMENT WITH CYLOES LTD

Pursuant to the the Lawa transaction with a controlling shareholder requires the approval of a company's audit committee (the "Audit Committee"), Board and shareholders, in that order.

Each of our Audit Committee, Board and our shareholders at our Annual General Meeting held on August 31, 2010  approved the terms of the Consulting Agreement, between us and Cyloes Ltd., an Israeli company which is wholly owned by Sam Cohen, a controlling shareholder and a member of our board of directors.

Pursuant to a recent amendment to the Law, the majority required for approval of transactions with controlling shareholders was increased and agreements with controlling shareholders with a duration exceeding three years which were approved prior to the effective date of the amendment to the Law will need to be reapproved by the shareholders where the new shareholder majority thresholds will apply.

Consequently, our shareholders are being asked to re-approve the transaction with Cyloes Ltd., which was previously approved by our shareholders on August 31, 2010.

Pursuant to the Consulting Agreement we engaged Cyloes Ltd., on June 1, 2010, as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 50,000 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached hereto as Annex 1.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to reapprove and ratify the Consulting Agreement between the Company and Cyloes Ltd., for the services of Mr. Sam Cohen in accordance with the terms described in Annex 1 to the Proxy Statement circulated in connection with the Meeting.

Mr. Sam Cohen is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the Consulting Agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least half of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined below), does not exceed 2% of all the voting power in the Company.

PROPOSAL 4 OF THE MEETING

APPROVAL OF THE INCREASE IN REMUNERATION DUE TO CYLOES LTD., UNDER THE CONSULTING AGREEMENT

Pursuant to the Law a transaction with a controlling shareholder requires the approval of a company's Audit Committee, Board and shareholders, in that order.

In June 2010, we entered into agreements with our banks, Bank Leumi Le’Israel BM and Bank Hapoalim B.M. (the “Banks”), pursuant to which the Banks approved the sale of our former subsidiary ScanMaster Systems (IRT) Ltd., and the restructuring of our debts to the Banks. According to these agreements, in the event that the we achieved various financial milestones and did not breach certain other financial milestones, we would be entitled to increase the remuneration of our chief executive officer by 25% from October 1, 2011. Since we have complied with the foregoing terms of the agreements with the Banks, our Audit Committee and Board have agreed to increase, subject to shareholder approval, the engagement fee to Cyloes Ltd., (through which we retain the chief executive officer services of Sam Cohen, a controlling shareholder and a member of our board of directors) from NIS 50,000 plus VAT per month (approximately $13,500 plus VAT) to NIS 62,500 plus VAT per month (approximately $16,900 plus VAT), effective from October 1, 2011. The remaining terms of the agreement with Cyloes Ltd., will remain unchanged.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to increase the engagement fee payable to Cyloes Ltd., from NIS 50,000 plus VAT per month (approximately $13,500 plus VAT) to NIS 62,500 plus VAT per month (approximately $16,900 plus VAT), effective from October 1, 2011.

Mr. Sam Cohen, the sole shareholder of Cyloes Ltd., is deemed to be a controlling shareholder of our company as defined in the Law. As such, the approval of the terms of the Consulting Agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least half of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined below), does not exceed 2% of all the voting power in the Company.

PROPOSAL 5 OF THE MEETING

APPROVAL OF TERMS OF CONSULTING AGREEMENT WITH YARON FINANCIAL SERVICES LTD

Pursuant to the Law a transaction with a controlling shareholder requires the approval of a company's Audit Committee, Board and shareholders, in that order.

Each of our Audit Committee , Board and our shareholders at our Annual General Meeting held on August 31, 2010  approved the terms of the Consulting Agreement, between us and Yaron Financial Services Ltd., an Israeli company which is wholly owned by Yaron Menashe, a controlling shareholder and a member of our board of directors.

Pursuant to a recent amendment to the Law, the majority required for approval of transactions with controlling shareholders was increased and agreements with controlling shareholders with a duration exceeding three years which were approved prior to the effective date of the amendment to the Law will need to be reapproved by the Shareholders where the new shareholder majority thresholds will apply.

Consequently, our shareholders are being asked to re-approve the transaction with Yaron Financial Services., which was previously approved by our shareholders on August 31, 2010.

Pursuant to the Consulting Agreement we engaged Yaron Financial Services Ltd., on June 1, 2010, as an independent contractor in order to retain the chief financial officer services of Yaron Menashe, upon the following principle terms: (i) a monthly fee of NIS 43,000 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached hereto as Annex 2.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to reapprove and ratify the Consulting Agreement between the Company and Yaron Financial Services Ltd., for the services of Mr. Yaron Menashe in accordance with the terms described in Annex 2 to the Proxy Statement circulated in connection with the Meeting.

Mr. Yaron Menashe is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least half of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined above), does not exceed 2% of all the voting power in the Company.

PROPOSAL 6 OF THE MEETING

APPROVAL OF THE INCREASE IN REMUNERATION DUE TO YARON FINANCINAL SERVICES
LTD., UNDER THE CONSULTING AGREEMENT

Pursuant to the Law a transaction with a controlling shareholder requires the approval of a company's Audit Committee, Board and shareholders, in that order.

In June 2010, we entered into agreements with our Banks, pursuant to which the Banks approved the sale of our former subsidiary ScanMaster Systems (IRT) Ltd., and the restructuring of our debts to the Banks. According to these agreements, in the event that we achieved various financial milestones and did not breach certain other financial milestones, we would be entitled to increase the remuneration of our chief financial officer by 25% from October 1, 2011. Since we have complied with the foregoing terms of the agreements with the Banks, our Audit Committee and Board have agreed to increase, subject to shareholder approval, the engagement fee to Yaron Financial Services Ltd., (through which we retain the chief financial officer services of Yaron Menashe, a controlling shareholder and a member of our board of directors) from NIS 43,000 plus VAT per month (approximately $11,600 plus VAT) to NIS 53,750 plus VAT per month (approximately $14,500 plus VAT), effective from October 1, 2011. The remaining terms of the agreement with Yaron Menashe Ltd., will remain unchanged.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to increase the engagement fee payable to Yaron Financial Ltd., from NIS 43,000 plus VAT per month (approximately $11,600 plus VAT) to NIS 53,750 plus VAT per month (approximately $14,500 plus VAT), effective from October 1, 2011.

Mr. Yaron Menashe, the sole owner of Yaron Financial Services Ltd, is deemed to be a controlling shareholder of our company, as defined in the Law. As such, the approval of the terms of the Consulting Agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least half of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined below), does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a "Personal Interest" (as defined above) in connection with Proposal’s 3  4, 5 or 6 as a condition for his, her or its vote to be counted with respect to Proposals 3 4, 5 and 6  . If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a "Personal Interest" (as defined above) with respect to Proposal 3, 4, 5 and 6  , his or her vote with respect to these Proposals 3, 4, 5 and 6   will be disqualified.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors
_____________________________

Date: December 18, 2011

Annex A

CONSULTING AGREEMENT

        This Agreement is entered into as of this 31st day of May, 2010, by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the "Company") and  Cyloes Ltd. (the "Consultant").

Whereas, the Company desires to engage the Consultant as an independent contractor in order to retain the services of Shmuel Cohen, an individual, Israeli I.D. number 022734602 (the "Individual"), to provide services to the company as the Chief Executive Officer of the Company and its subsidiaries (the “Services”) to the Company, and the Consultant wishes to furnish such Services, on the terms and conditions set forth herein.

Now, Therefore, the parties agree as follows:

1.     Provision of Services.

    1.1       Provision of Services in accordance with the terms of this Agreement shall commence as of the Effective Date (as defined below), and shall continue in force  unless otherwise terminated, by either party, in accordance with the terms set forth in Section 4 of this agreement.

    1.2       Scope of Services.  The Consultant undertakes that the Individual shall provide the Services to the Company in compliance with the directives of, and under the supervision of, the Board of Directors of the Company. The Consultant agrees to devote the requisite level of attention to the business and affairs of the Company in order to discharge the responsibilities assigned to the Consultant hereunder.

1.3       Independent Contractor Status.  The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which Consultant performs its duties and services under this Agreement.  The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant to the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company.  This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant.  The Consultant is not an employee of the Company, and the Company shall not be obligated to treat the Consultant as an employee.

1.4        Indemnity.  It is agreed between the parties that should it be held by any competent judicial authority, that the relationship between the Consultant or any of its employees or consultants, including the Individual, and the Company in respect of the Services provided pursuant to this Agreement is one of employer and employee; and/or in the event that the Company shall be demanded and/or obligated, to pay the Consultant, any of its employees or consultants, including the Individual, or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant or any of its consultants and employees and the Company; the following provisions shall apply:

(i)       Retroactively, from the Effective Date and in lieu of the Consulting Fee (as defined hereinafter), Consultant or any such employees or consultants, collectively shall be deemed to have been entitled only to a gross monthly salary (including for all over-time hours, if relevant) in an amount equal to 70% of the Consulting Fee (if entitled). Consultant will immediately return to the Company any amount paid to him beyond the above 70% consideration. Any entitlements as an employee (if at all), will be calculated on the base of a salary equal to the above 70% consideration; and

(ii)       The Company shall be entitled to set off from the amounts due to the Consultant pursuant to this Agreement and/or in accordance with any other source, the amounts which the Consultant is liable to refund to it pursuant to Section 1.4(i) above or in accordance with any other source; and

(iii)       The Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

2.     Remuneration.

2.1       In consideration for the provision of the Services and in reliance upon the undertaking provided by the Individual herein, the Consultant shall be entitled to remuneration in the following manner:

(i)  The Company shall pay the Consultant a gross monthly sum of NIS 50,000, plus Value Added Tax thereon (the “Consulting Fee”).

(ii)  All payments of the Consulting Fee shall be paid to the Consultant on the 9th day of each month, upon receipt of an invoice from the Consultant.

(iii)  In addition, the Consultant shall provide the Individual with the use of a car (class 4), a cellular telephone and a subscription to one daily financial newspaper, with all expenses in connection thereof to be reimbursed to the Consultant by the Company.

 2.2       Taxes and Indemnification.  The Consulting Fee is inclusive of all taxes and shall be paid against provision of a valid value-added tax receipt.  The Consultant hereby undertakes to indemnify and hold harmless the Company against and in respect of any taxes or other fees, which the Company may be required to pay to government authorities on behalf of Consultant as a result of the relationship of the parties hereunder, including without limitation, Income Tax, National Insurance and Health Insurance contributions.

        3.     Expenses.  The Consultant shall be entitled to receive prompt reimbursement of all direct expenses reasonably incurred by him in connection with the performance of the services hereunder; provided, however, that (a) such expenses have been previously approved in writing by the Board of Directors of the Company or its designee; (b) the Consultant has submitted, in writing, an expense report for the same, together with written receipts, which have been approved by the Chairman or his designee, (each, an “Expense Report”); (c) the Expense Report has been submitted within fifteen (15) days of the incurrence of the expenses; and (d) where expenses have been incurred by means of installment payments or on credit, Consultant shall not be reimbursed for such expenses until he has actually paid them, i.e., his account has been debited for each installment.  Consultant hereby acknowledges that once reimbursement has been received for goods purchased by Consultant on behalf of the Company, such goods shall become the sole property of the Company.

4.     Term and Termination

4.1       This Agreement shall come into force upon its approval by the shareholders of the Company and its term shall at such time be considered to commence on June 1 2010 (the “Effective Date”).

4.2       Either party may terminate this Agreement, provided that no less than ninety (90) days written notice is given, during which the Consultant shall be entitled to full payment of the applicable portion of the Consulting Fee.

4.3       In the event that this Agreement is terminated due to the breach of one of its provisions, the Company may terminate this Agreement immediately and shall be entitled to withhold the remuneration set forth herein.

5.     Confidentiality.

5.1       Proprietary Information.  The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company.  All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as "Proprietary Information."

5.2       Non-Disclosure.  Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or its subsidiaries, Consultant will not, during or after the Consultant's service with the Company, disclose to any person or entity or use, directly or indirectly for Consultant's own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

5.3       Confidential Information of Others.  Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

6.     Intellectual Property Rights.

6.1       For purposes of this Agreement, "Intellectual Property" means the following items of intangible and tangible property:

(i)              Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii)             Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii)            Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

(iv)            Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

(v)             Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi)            Semiconductor chip designs, whether or not registered as mask works or topographies.

6.2       The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of his service with the Company, which is in any way connected to the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

6.3       In furtherance of the foregoing Sections 6.1 and 6.2, the Consultant agrees that all fruits of the Consultant's work in connection with the business of the Company or its subsidiaries, including all Intellectual Property and future products (an “Invention”) which are invented or developed by the Consultant during the term of this Agreement with the Company shall be wholly-owned by the Company, and the Company shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of its subsidiaries. The duty of confidentiality in Section 5 shall also apply to any such Invention.

6.4       For the removal of any doubt, Sections 6.1, 6.2 and 6.3 above will apply to any “Service Inventions” as defined in the Israeli Patent Law, 1967 (the “Patent Law”), it being clarified that under no circumstances will the Consultant be deemed to have any proprietary right in any such Service Invention, notwithstanding the provision or non-provision of any notice of an invention  and/or Company response to any such notice, under Section 132(b) of the Patent Law.  This agreement is expressly intended to be an agreement with regard to the terms and conditions of consideration for Service Inventions in accordance with Section 134 of the Patent Law.

6.5       The Consultant acknowledges and agrees that he will not be entitled to additional royalties, consideration or other payments with regard to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above, including any commercialization of such Inventions, Service Inventions or other Intellectual Property rights, and does hereby explicitly, irrevocably and unconditionally waive the right to receive any such additional royalties, consideration or other payments.  Without derogating from the aforesaid, it is hereby clarified that the level of the Consultant's compensation and consideration has been established based upon the aforementioned waiver of rights to receive any such additional royalties, consideration or other payments, and that the Consultant's compensation for the provision of the Services to the Company includes full and final compensation and consideration to which he may be entitled under law with respect to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above.

6.6       Upon request, the Consultant will execute any instrument required to vest in the Company or its subsidiaries complete title and ownership to any Invention.  The Consultant will, at the request of the Company, execute any necessary instrument to obtain legal protection in Israel and foreign countries for Inventions and for the purposes of vesting title thereto in the Company or its subsidiaries, all at the Company’s expense and without any additional compensation of any kind to the Consultant.  The Consultant irrevocably appoints the Company as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full affect to the provisions of this Section.

6.7       Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any Intellectual Property or documents belonging to others.

7.     Competitive Activity.

7.1  Non-Competition.  During the term of this Agreement and for a period of  twelve (12) months from the date of termination of this Agreement for any reason (the "Termination Date”), the Consultant will not directly or indirectly:

(i)      carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), whose principal place of business is Israel, which  engages in the design, development, manufacture, marketing, and/or support of automatic visual inspection and quality monitoring systems for the textile and fabric industries (a “Competing Business”).

(ii)      act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in competition with the Company or its subsidiaries restricted services to any person who, to his knowledge, was provided with services by the Company or its subsidiaries any time during the  twelve (12) months immediately prior to the end of the Term;

(iii)     solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or its subsidiaries at any time during the  twelve (12) months immediately prior to the end of the Term, for the purpose of offering services or products which compete with the services or products supplied by the Company or its subsidiaries at the end of the Term (“restricted services”); or

(iv)     employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

7.2       No Breach of Previous Obligations.  Consultant represents that his service with the Company will not require him to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party.

        8.     Injunction.  Consultant agrees that it would be difficult to measure damage to the Company from any breach of Consultant of the promises set forth in Sections 5, 6 and 7 hereof, and that injury to the Company from any such breach would be impossible to calculate. Accordingly, Consultant agrees that if he breaches any provision of Sections 5, 6 and 7 hereof, the Company will be entitled, in addition to all other remedies it may have, to an injunction or other appropriate orders to restrain any such breach by Consultant.

9.     Miscellaneous.

9.1     Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd. ___________ ____________, Israel Fax: _____________ Attn: __________
The Consultant:	Cyloes Ltd. Attn: Shmuel Cohen __________ St. ___________,Israel Fax: ___________

9.2    No Waiver.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

9.3    Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

9.4    Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

9.5    Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.  No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

9.6    Assignment.  The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant, his beneficiaries or legal representatives, nor shall the Consultant be entitled to engage the services of any person other than the Individual.

9.7    Survival.  The provisions of Sections 5 through 8 of this Agreement shall survive the rescission or termination, for any reason, of this Agreement.

9.8    Interpretation.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

In witness whereof, the Company has caused this Agreement to be executed by its duly authorized officers and the Consultant has executed this Agreement as of the day and year first above written.

Elbit Vision Systems ltd. By: _________________ Name: _______________ Title: ________________	Cyloes Ltd. By: __________________ Name:_________________ Title: _________________

Undertaking

I hereby acknowledge the terms of this Agreement and agree to the provisions set forth in Sections 1, 5, 6 and 7 as if such provisions applied to me personally.

Shmuel Cohen

___________________________

Annex B

CONSULTING AGREEMENT

This Agreement is entered into as of this 31st day of May, 2010, by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the "Company") and  Yaron Financial Services Ltd. (the "Consultant").

Whereas, the Company desires to engage the Consultant as an independent contractor in order to retain the services of Yaron Menashe, an individual, Israeli I.D. number 038649885 (the "Individual"), to provide services to the company as the Chief Financial Officer of the Company (the “Services”) to the Company, and the Consultant wishes to furnish such Services, on the terms and conditions set forth herein.

Now, Therefore, the parties agree as follows:

1.     Provision of Services.

    1.1       Provision of Services in accordance with the terms of this Agreement shall commence as of the Effective Date (as defined below), and shall continue in force  unless otherwise terminated, by either party, in accordance with the terms set forth in Section 4 of this agreement.

    1.2       Scope of Services.  The Consultant undertakes that the Individual shall provide the Services to the Company in compliance with the directives of, and under the supervision of, the Board of Directors of the Company. The Consultant agrees to devote the requisite level of attention to the business and affairs of the Company in order to discharge the responsibilities assigned to the Consultant hereunder.

1.3       Independent Contractor Status.  The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which Consultant performs its duties and services under this Agreement.  The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant to the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company.  This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant.  The Consultant is not an employee of the Company, and the Company shall not be obligated to treat the Consultant as an employee.

1.4        Indemnity.  It is agreed between the parties that should it be held by any competent judicial authority, that the relationship between the Consultant or any of its employees or consultants, including the Individual, and the Company in respect of the Services provided pursuant to this Agreement is one of employer and employee; and/or in the event that the Company shall be demanded and/or obligated, to pay the Consultant, any of its employees or consultants, including the Individual, or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant or any of its consultants and employees and the Company; the following provisions shall apply:

(i)       Retroactively, from the Effective Date and in lieu of the Consulting Fee (as defined hereinafter), Consultant or any such employees or consultants, collectively shall be deemed to have been entitled only to a gross monthly salary (including for all over-time hours, if relevant) in an amount equal to 70% of the Consulting Fee (if entitled). Consultant will immediately return to the Company any amount paid to him beyond the above 70% consideration. Any entitlements as an employee (if at all), will be calculated on the base of a salary equal to the above 70% consideration; and

(ii)       The Company shall be entitled to set off from the amounts due to the Consultant pursuant to this Agreement and/or in accordance with any other source, the amounts which the Consultant is liable to refund to it pursuant to Section 1.4(i) above or in accordance with any other source; and

(iii)       The Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

2.     Remuneration.

2.1       In consideration for the provision of the Services and in reliance upon the undertaking provided by the Individual herein, the Consultant shall be entitled to remuneration in the following manner:

(i)  The Company shall pay the Consultant a gross monthly sum of NIS 43,000, plus Value Added Tax thereon (the “Consulting Fee”).

(ii)  All payments of the Consulting Fee shall be paid to the Consultant on the 9th day of each month, upon receipt of an invoice from the Consultant.

(iii)  In addition, the Consultant shall provide the Individual with the use of a car (class 4), a cellular telephone and a subscription to one daily financial newspaper, with all expenses in connection thereof to be reimbursed to the Consultant by the Company.

 2.2       Taxes and Indemnification.  The Consulting Fee is inclusive of all taxes and shall be paid against provision of a valid value-added tax receipt.  The Consultant hereby undertakes to indemnify and hold harmless the Company against and in respect of any taxes or other fees, which the Company may be required to pay to government authorities on behalf of Consultant as a result of the relationship of the parties hereunder, including without limitation, Income Tax, National Insurance and Health Insurance contributions.

        3.     Expenses.  The Consultant shall be entitled to receive prompt reimbursement of all direct expenses reasonably incurred by him in connection with the performance of the services hereunder; provided, however, that (a) such expenses have been previously approved in writing by the Board of Directors of the Company or its designee; (b) the Consultant has submitted, in writing, an expense report for the same, together with written receipts, which have been approved by the Chairman or his designee, (each, an “Expense Report”); (c) the Expense Report has been submitted within fifteen (15) days of the incurrence of the expenses; and (d) where expenses have been incurred by means of installment payments or on credit, Consultant shall not be reimbursed for such expenses until he has actually paid them, i.e., his account has been debited for each installment.  Consultant hereby acknowledges that once reimbursement has been received for goods purchased by Consultant on behalf of the Company, such goods shall become the sole property of the Company.

4.     Term and Termination

4.1       This Agreement shall come into force upon its approval by the shareholders of the Company and its term shall at such time be considered to commence  on June 1, 2010 (the “Effective Date”).

4.2       Either party may terminate this Agreement, provided that no less than ninety (90) days written notice is given, during which the Consultant shall be entitled to full payment of the applicable portion of the Consulting Fee.

4.3       In the event that this Agreement is terminated due to the breach of one of its provisions, the Company may terminate this Agreement immediately and shall be entitled to withhold the remuneration set forth herein.

5.     Confidentiality.

5.1       Proprietary Information.  The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company.  All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as "Proprietary Information."

5.2       Non-Disclosure.  Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or its subsidiaries, Consultant will not, during or after the Consultant's service with the Company, disclose to any person or entity or use, directly or indirectly for Consultant's own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

5.3       Confidential Information of Others.  Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

6.     Intellectual Property Rights.

6.1       For purposes of this Agreement, "Intellectual Property" means the following items of intangible and tangible property:

(i)             Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii)            Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii)           Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

(iv)           Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

(v)             Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi)            Semiconductor chip designs, whether or not registered as mask works or topographies.

6.2       The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of his service with the Company, which is in any way connected to the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

6.3       In furtherance of the foregoing Sections 6.1 and 6.2, the Consultant agrees that all fruits of the Consultant's work in connection with the business of the Company or its subsidiaries, including all Intellectual Property and future products (an “Invention”) which are invented or developed by the Consultant during the term of this Agreement with the Company shall be wholly-owned by the Company, and the Company shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of its subsidiaries. The duty of confidentiality in Section 5 shall also apply to any such Invention.

6.4       For the removal of any doubt, Sections 6.1, 6.2 and 6.3 above will apply to any “Service Inventions” as defined in the Israeli Patent Law, 1967 (the “Patent Law”), it being clarified that under no circumstances will the Consultant be deemed to have any proprietary right in any such Service Invention, notwithstanding the provision or non-provision of any notice of an invention  and/or Company response to any such notice, under Section 132(b) of the Patent Law.  This agreement is expressly intended to be an agreement with regard to the terms and conditions of consideration for Service Inventions in accordance with Section 134 of the Patent Law.

6.5       The Consultant acknowledges and agrees that he will not be entitled to additional royalties, consideration or other payments with regard to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above, including any commercialization of such Inventions, Service Inventions or other Intellectual Property rights, and does hereby explicitly, irrevocably and unconditionally waive the right to receive any such additional royalties, consideration or other payments.  Without derogating from the aforesaid, it is hereby clarified that the level of the Consultant's compensation and consideration has been established based upon the aforementioned waiver of rights to receive any such additional royalties, consideration or other payments, and that the Consultant's compensation for the provision of the Services to the Company includes full and final compensation and consideration to which he may be entitled under law with respect to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above.

6.6       Upon request, the Consultant will execute any instrument required to vest in the Company or its subsidiaries complete title and ownership to any Invention.  The Consultant will, at the request of the Company, execute any necessary instrument to obtain legal protection in Israel and foreign countries for Inventions and for the purposes of vesting title thereto in the Company or its subsidiaries, all at the Company’s expense and without any additional compensation of any kind to the Consultant.  The Consultant irrevocably appoints the Company as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full affect to the provisions of this Section.

6.7       Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any Intellectual Property or documents belonging to others.

7.     Competitive Activity.

7.1  Non-Competition.  During the term of this Agreement and for a period of  twelve (12) months from the date of termination of this Agreement for any reason (the "Termination Date”), the Consultant will not directly or indirectly:

(i)      carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), whose principal place of business is Israel, which  engages in the design, development, manufacture, marketing, and/or support of automatic visual inspection and quality monitoring systems for the textile and fabric industries (a “Competing Business”).

(ii)      act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in competition with the Company or its subsidiaries restricted services to any person who, to his knowledge, was provided with services by the Company or its subsidiaries any time during the  twelve (12) months immediately prior to the end of the Term;

(iii)     solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or its subsidiaries at any time during the  twelve (12) months immediately prior to the end of the Term, for the purpose of offering services or products which compete with the services or products supplied by the Company or its subsidiaries at the end of the Term (“restricted services”); or

(iv)     employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

7.2       No Breach of Previous Obligations.  Consultant represents that his service with the Company will not require him to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party.

        8.     Injunction.  Consultant agrees that it would be difficult to measure damage to the Company from any breach of Consultant of the promises set forth in Sections 5, 6 and 7 hereof, and that injury to the Company from any such breach would be impossible to calculate. Accordingly, Consultant agrees that if he breaches any provision of Sections 5, 6 and 7 hereof, the Company will be entitled, in addition to all other remedies it may have, to an injunction or other appropriate orders to restrain any such breach by Consultant.

9.     Miscellaneous.

9.1     Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd. ___________ ____________, Israel Fax: _____________ Attn: __________
The Consultant:	Yaron Financial Services Ltd. Attn: Yaron Menashe __________ St. ___________,Israel Fax: ___________

9.2    No Waiver.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

9.3    Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

9.4    Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

9.5    Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.  No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

9.6    Assignment.  The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant, his beneficiaries or legal representatives, nor shall the Consultant be entitled to engage the services of any person other than the Individual.

9.7    Survival.  The provisions of Sections 5 through 8 of this Agreement shall survive the rescission or termination, for any reason, of this Agreement.

9.8    Interpretation.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

In witness whereof, the Company has caused this Agreement to be executed by its duly authorized officers and the Consultant has executed this Agreement as of the day and year first above written.

Elbit Vision Systems ltd. By: _________________ Name: _______________ Title: ________________	Yaron Financial Services Ltd. By: __________________ Name:_________________ Title: _________________

Undertaking

I hereby acknowledge the terms of this Agreement and agree to the provisions set forth in Sections 1, 5, 6 and 7 as if such provisions applied to me personally.

Yaron Menashe

___________________________